Domestic Brands Inc.
Successor to Charles & Company
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 70,276	$ 31,247	$ 7,570
Cost of sales	17,793	8,092	1,859
Gross profit	52,483	23,155	5,711
Expenses:			
Bank fees	441	451	141
Legal and professional	6,307	94	144
Marketing	2,380	220	279
Auto	2,581	4,177	782
Rent	4,050	581	-
General & Administrative	3,569	340	372
Total expenses	19,328	5,863	1,718
Net income	$ 33,155	$ 17,292	$ 3,993